OMB APPROVAL
OMB Number: 3235-0145
Expires: December 31, 2005
Estimated average burden hours per response...11

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 7)*

Nobel Learning Communities, Inc.

(Name of Issuer)

Common Stock, Par Value $.001 Per Share

(Title of Class of Securities)

654889104

(Cusip Number)

Hugh Steven Wilson
Latham & Watkins LLP
600 W. Broadway, Suite 1800
San Diego, California 92101-8197
(619) 236-1234

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

February 20, 2004

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 654889104			Page 2 of 18

1.	Name of Reporting Person: KU LEARNING, L.L.C.		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☒
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions):

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power:

		8.	Shared Voting Power: 1,883,500 shares

		9.	Sole Dispositive Power:

		10.	Shared Dispositive Power: 1,883,500 shares

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 1,883,500 shares

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 27.7% (1)

14.	Type of Reporting Person (See Instructions): OO

(1)	Based on 6,799,375 shares of Common Stock outstanding as of February 10, 2004, as reported in the Company’s Quarterly Report on Form 10-Q filed with the Commission on February 17, 2004.

CUSIP No. 654889104			Page 3 of 18

1.	Name of Reporting Person: KNOWLEDGE UNIVERSE, L.L.C.		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☒
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions):

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power:

		8.	Shared Voting Power: 1,883,500 shares

		9.	Sole Dispositive Power:

		10.	Shared Dispositive Power: 1,883,500 shares

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 1,883,500 shares

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 27.7%(1)

14.	Type of Reporting Person (See Instructions): OO

(1)	Based on 6,799,375 shares of Common Stock outstanding as of February 10, 2004, as reported in the Company’s Quarterly Report on Form 10-Q filed with the Commission on February 17, 2004.

CUSIP No. 654889104			Page 4 of 18

1.	Name of Reporting Person: ET HOLDINGS, L.L.C.		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☒
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions):

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power:

		8.	Shared Voting Power: 1,883,500 shares

		9.	Sole Dispositive Power:

		10.	Shared Dispositive Power: 1,883,500 shares

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 1,883,500 shares

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 27.7%(1)

14.	Type of Reporting Person (See Instructions): OO

(1)	Based on 6,799,375 shares of Common Stock outstanding as of February 10, 2004, as reported in the Company’s Quarterly Report on Form 10-Q filed with the Commission on February 17, 2004.

CUSIP No. 654889104			Page 5 of 18

1.	Name of Reporting Person: ET CONSOLIDATED, L.L.C.		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☒
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions):

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power:

		8.	Shared Voting Power: 1,883,500 shares

		9.	Sole Dispositive Power:

		10.	Shared Dispositive Power: 1,883,500 shares

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 1,883,500 shares

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 27.7%(1)

14.	Type of Reporting Person (See Instructions): OO

(1)	Based on 6,799,375 shares of Common Stock outstanding as of February 10, 2004, as reported in the Company’s Quarterly Report on Form 10-Q filed with the Commission on February 17, 2004.

CUSIP No. 654889104			Page 6 of 18

1.	Name of Reporting Person: HAMPSTEAD ASSOCIATES, L.L.C.		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☒
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions):

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power:

		8.	Shared Voting Power: 1,883,500 shares

		9.	Sole Dispositive Power:

		10.	Shared Dispositive Power: 1,883,500 shares

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 1,883,500 shares

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 27.7%(1)

14.	Type of Reporting Person (See Instructions): OO

(1)	Based on 6,799,375 shares of Common Stock outstanding as of February 10, 2004, as reported in the Company’s Quarterly Report on Form 10-Q filed with the Commission on February 17, 2004.

CUSIP No. 654889104			Page 7 of 18

1.	Name of Reporting Person: MOLLUSK HOLDINGS, L.L.C.		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☒
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): WC, AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: California

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power:

		8.	Shared Voting Power: 2,001,981(2) shares

		9.	Sole Dispositive Power:

		10.	Shared Dispositive Power: 2,001,981(2) shares

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 2,001,981(2) shares

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 28.9%(1)(2)

14.	Type of Reporting Person (See Instructions): OO

(1)	Based on 6,799,375 shares of Common Stock outstanding as of February 10, 2004, as reported in the Company’s Quarterly Report on Form 10-Q filed with the Commission on February 17, 2004.
(2)	Includes 118,481 shares of Common Stock issuable upon conversion of Series F Convertible Preferred Stock of the Company.

CUSIP No. 654889104			Page 8 of 18

1.	Name of Reporting Person: CEPHALOPOD CORPORATION		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☒
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: California

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power:

		8.	Shared Voting Power: 2,001,981(2) shares

		9.	Sole Dispositive Power:

		10.	Shared Dispositive Power: 2,001,981(2) shares

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 2,001,981(2) shares

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 28.9%(1)(2)

14.	Type of Reporting Person (See Instructions): CO

(1)	Based on 6,799,375 shares of Common Stock outstanding as of February 10, 2004, as reported in the Company’s Quarterly Report on Form 10-Q filed with the Commission on February 17, 2004.
(2)	Includes 118,481 shares of Common Stock issuable upon conversion of Series F Convertible Preferred Stock of the Company.

CUSIP No. 654889104			Page 9 of 18

1.	Name of Reporting Person: LAWRENCE INVESTMENTS, L.L.C.		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☒
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: California

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power:

		8.	Shared Voting Power: 2,001,981(2) shares

		9.	Sole Dispositive Power:

		10.	Shared Dispositive Power: 2,001,981(2) shares

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 2,001,981(2) shares

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 28.9%(1)(2)

14.	Type of Reporting Person (See Instructions): OO

(1)	Based on 6,799,375 shares of Common Stock outstanding as of February 10, 2004, as reported in the Company’s Quarterly Report on Form 10-Q filed with the Commission on February 17, 2004.
(2)	Includes 118,481 shares of Common Stock issuable upon conversion of Series F Convertible Preferred Stock of the Company.

CUSIP No. 654889104			Page 10 of 18

1.	Name of Reporting Person: LAWRENCE J. ELLISON		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☒
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): PF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: U.S.

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power:

		8.	Shared Voting Power: 2,001,981(2) shares

		9.	Sole Dispositive Power:

		10.	Shared Dispositive Power: 2,001,981(2) shares

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 2,001,981(2) shares

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 28.9%(1)(2)

14.	Type of Reporting Person (See Instructions): IN

(1)	Based on 6,799,375 shares of Common Stock outstanding as of February 10, 2004, as reported in the Company’s Quarterly Report on Form 10-Q filed with the Commission on February 17, 2004.
(2)	Includes 118,481 shares of Common Stock issuable upon conversion of Series F Convertible Preferred Stock of the Company.

CUSIP No. 654889104			Page 11 of 18

1.	Name of Reporting Person: RIDGEVIEW ASSOCIATES, LLC		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☒
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions):

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: California

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power:

		8.	Shared Voting Power: 1,883,500 shares

		9.	Sole Dispositive Power:

		10.	Shared Dispositive Power: 1,883,500 shares

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 1,883,500 shares

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 27.7%(1)

14.	Type of Reporting Person (See Instructions): OO

(1)	Based on 6,799,375 shares of Common Stock outstanding as of February 10, 2004, as reported in the Company’s Quarterly Report on Form 10-Q filed with the Commission on February 17, 2004.

CUSIP No. 654889104			Page 12 of 18

1.	Name of Reporting Person: BLESBOK LLC		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☒
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): WC, AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power:

		8.	Shared Voting Power: 137,804(2) shares

		9.	Sole Dispositive Power:

		10.	Shared Dispositive Power: 137,804(2) shares

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 137,804(2) shares

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 2.0%(1)(2)

14.	Type of Reporting Person (See Instructions): OO

(1)	Based on 6,799,375 shares of Common Stock outstanding as of February 10, 2004, as reported in the Company’s Quarterly Report on Form 10-Q filed with the Commission on February 17, 2004.
(2)	Includes 137,804 shares of Common Stock issuable upon conversion of Series F Convertible Preferred Stock of the Company.

CUSIP No. 654889104			Page 13 of 18

1.	Name of Reporting Person: MICHAEL R. MILKEN		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☒
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): PF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: U.S.

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power:

		8.	Shared Voting Power: 2,021,304(2) shares

		9.	Sole Dispositive Power:

		10.	Shared Dispositive Power: 2,021,304(2) shares

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 2,021,304(2) shares

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 29.1%(1)(2)

14.	Type of Reporting Person (See Instructions): IN

(1)	Based on 6,799,375 shares of Common Stock outstanding as of February 10, 2004, as reported in the Company’s Quarterly Report on Form 10-Q filed with the Commission on February 17, 2004.
(2)	Includes 137,804 shares of Common Stock issuable upon conversion of Series F Convertible Preferred Stock of the Company.

CUSIP No. 654889104			Page 14 of 18

1.	Name of Reporting Person: LOWELL J. MILKEN		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☒
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): PF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: U.S.

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power:

		8.	Shared Voting Power: 2,021,304(2) shares

		9.	Sole Dispositive Power:

		10.	Shared Dispositive Power: 2,021,304(2) shares

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 2,021,304(2) shares

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 29.1%(1)(2)

14.	Type of Reporting Person (See Instructions): IN

(1)	Based on 6,799,375 shares of Common Stock outstanding as of February 10, 2004, as reported in the Company’s Quarterly Report on Form 10-Q filed with the Commission on February 17, 2004.
(2)	Includes 137,804 shares of Common Stock issuable upon conversion of Series F Convertible Preferred Stock of the Company.

     This Amendment No. 7 to Schedule 13D (“Amendment No. 7”) relating to Nobel Learning Communities, Inc., a Delaware corporation (the “Company”), is being filed on behalf of the undersigned to amend the Schedule 13D filed with the Commission on January 26, 1998, as amended by Amendment No. 1 thereto filed with the Commission on June 2, 1998, Amendment No. 2 thereto filed with the Commission on November 10, 1999, Amendment No. 3 thereto filed with the Commission on December 31, 2002, Amendment No. 4 thereto filed with the Commission on March 14, 2003, Amendment No. 5 thereto filed with the Commission on May 28, 2003, and Amendment No. 6 thereto filed with the Commission on September 10, 2003 (together, the “Schedule 13D”). Capitalized terms used and not defined herein have the same meaning as in the Schedule 13D.

Item 4.    Purpose of Transaction

     On February 20, 2004, Mollusk and Blesbok each made a $5,000,000 senior subordinated loan ($10,000,000 in the aggregate) to the Company. In connection with that loan, the Company agreed that upon the prior written request of the Lenders, the Company shall use its best efforts to ensure that the Lenders shall have the right to designate jointly one individual as a nominee for election to the Company’s Board of Directors (the “Lender Representative”) and the Company’s Board of Directors shall recommend to the Company’s stockholders that the Lender Representative be elected; provided, however, that (i) this right shall be specific to Mollusk and Blesbok and shall not be assignable, (ii) this right shall terminate when a majority of the outstanding balance of the loan ceases to be held by one or more of Mollusk, Blesbok and/or their affiliates, and (iii) this right shall not be in addition to any right that Mollusk, Blesbok or any of their affiliates may have, if any, to elect or to designate a nominee as director pursuant to any other agreement entered into at any time with the Company. If the Company’s stockholders fail to elect the Lender Representative as a member of the Company’s Board of Directors, the Company shall use its best efforts to ensure that the Lender Representative is appointed to the Company’s Board of Directors (including, if necessary, by expanding the size of the Board to create a vacancy); provided, however, that the foregoing shall not require the Company to amend its Certificate of Incorporation, nor require the resignation of any existing member of the Company’s Board of Directors. The Lenders expressly acknowledged and agreed that this right is currently satisfied by virtue of the service of either of Joseph Harch or Steven Fink on the Company’s Board of Directors.

Item 7.   Material to be Filed as Exhibits.

     The information in Item 7 is hereby amended and supplemented by adding the following thereto:

Exhibit 1	Senior Subordinated Note Agreement dated as of February 20, 2004 among Nobel Learning Communities, Inc., guarantors set forth therein, Mollusk Holdings, L.L.C. and Blesbok LLC

SIGNATURES

     After reasonable inquiry and to the best of the undersigned’s knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: February 23, 2004	KU LEARNING, L.L.C.,
a Delaware limited liability company

/s/ STANLEY E. MARON
By: Stanley E. Maron
Its: Assistant Secretary

KNOWLEDGE UNIVERSE, L.L.C.,
a Delaware limited liability company

/s/ STANLEY E. MARON
By: Stanley E. Maron
Its: Secretary

ET HOLDINGS, L.L.C.,
a Delaware limited liability company

/s/ STANLEY E. MARON
By: Stanley E. Maron
Its: Assistant Secretary

ET CONSOLIDATED, L.L.C.,
a Delaware limited liability company

/s/ STANLEY E. MARON
By: Stanley E. Maron
Its: Assistant Secretary

HAMPSTEAD ASSOCIATES, L.L.C., a Delaware limited liability company

By: RIDGEVIEW ASSOCIATES, LLC,
a California limited liability company
Its: Manager

/s/ LOWELL J. MILKEN
By: Lowell J. Milken
Its: Manager

MOLLUSK HOLDINGS, L.L.C.,
a California limited liability company

By: CEPHALOPOD CORPORATION
Its: Member

/s/ PHILIP B. SIMON
By: Philip B. Simon
Its: President

CEPHALOPOD CORPORATION, a California Corporation

/s/ PHILIP B. SIMON
By: Philip B. Simon
Its: President

LAWRENCE INVESTMENTS, LLC, a California limited liability company

/s/ PHILIP B. SIMON
By: Philip B. Simon
Its: President

RIDGEVIEW ASSOCIATES, LLC, a California limited liability company

/s/ LOWELL J. MILKEN
By: Lowell J. Milken
Its: Manager

/s/ MICHAEL R. MILKEN
Michael R. Milken, an individual

/s/ LOWELL J. MILKEN
Lowell J. Milken, an individual

/s/ PHILIP B. SIMON
Lawrence J. Ellison, an individual
by Philip B. Simon his attorney-in-fact

BLESBOK LLC, a Delaware limited liability company

/s/ STANLEY E. MARON
By: Stanley E. Maron
Its: Secretary

EXHIBIT INDEX

Exhibit 1	Senior Subordinated Note Agreement dated as of February 20, 2004 among Nobel Learning Communities, Inc., guarantors set forth therein, Mollusk Holdings, L.L.C. and Blesbok LLC